Global Med Technologies, Inc.
12600 West Colfax
Suite C-240
Lakewood, CO 80215

May 9, 2007

VIA CORRESPONDENCE

Rachel Zablow
Staff Accountant
Division of Corporate Finance
Telephone Number: (202) 551-3428
Facsimile Number: (202) 772-9210

Re:	Global Med Technologies, Inc. Letter dated April 26, 2007

Dear Ms. Zablow:

The following comments are hereby added to Global Med Technologies, Inc. (“Global Med” or the “Company”) letter dated May 3, 2007 that address comments from the Securities Exchange Commission (“SEC”) from your letter dated April 26, 2007.

In connection with this letter and the letter dated May 3, 2007, the following statements apply:

°	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:
°	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
°	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  Michael I. Ruxin
Michael I. Ruxin